

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 4, 2022

Philip Gross
Chief Executive Officer and Director
Snow Lake Resources Ltd.
242 Hargrave Street, #1700
Winnipeg, Manitoba R3C 0V1 Canada

> **Re: Snow Lake Resources Ltd.**
> **Registration Statement on Form F-1**
> **Filed April 4, 2022**
> **File No. 333-264098**

Dear Mr. Gross:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1

Cover page

1.   We note your revised disclosure that the selling shareholder has entered into an underwriting agreement with ThinkEquity, which is filed as an exhibit with your registration statement. Please revise the prospectus cover page to provide disclosure responsive to Items 501(b)(2) and (3) of Regulation S-K, including disclosing the underwriting arrangement including the overallotment option, and tabular disclosure of the the price to the public of the securities, the underwriter's discounts and commissions, and the selling shareholder's net proceeds, on both a per share or unit basis and for the total amount of the offering. See Item 1 of Form F-1.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Kevin Dougherty, Staff Attorney, at (202) 551-3271 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Louis A. Bevilacqua, Esq.